Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON plc (“ICON” or “the Company”), please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

ICON has a secondary listing on the Irish Stock Exchange. For this reason, ICON is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

ICON p.l.c.
(Incorporated in Ireland with limited liability under the Companies Acts, 1963 to 2009. Registered No. 145835)

Directors:
Dr. Bruce Given*(Chairman)
Mr. Peter Gray (Chief Executive Officer)
Dr. John Climax*
Dr. Ronan Lambe*
Mr. Thomas Lynch*
Professor Dermot Kelleher*
Dr. Anthony Murphy*
Mr. Declan McKeon*

*    Non-Executive
  South County Business Park,
  Leopardstown,
Dublin 18,
Ireland

16th June 2010

To: All ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING
OF
ICON p.l.c.

Dear Shareholder,

I am writing to you to outline the background to the Resolutions to be proposed at the forthcoming Annual General Meeting of ICON p.l.c. (“AGM”), each of which the Board of Directors (“Board” or the “Directors”) is recommending you approve.

Your attention is drawn to the notice of AGM set out on page 7 of this document, which will be held at ICON p.l.c. Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 19th July 2010 at 8.30 a.m.

Resolutions 1-5 in the enclosed notice set out the usual business to be transacted at the AGM.  Resolution 2 pertains to my re-election to the Board. Resolution 3 pertains to the re-election of Mr. Thomas Lynch to the Board and why the Board considers him to be independent, despite having served as a non-executive Director for more than 9 years.  Resolution 4 pertains to the proposed re-election of Mr. Declan McKeon to the Board and I include some background information regarding Mr. McKeon’s appointment below. In addition, your Board proposes, as special business, Resolutions 6-10, which are summarised below.

Resolution 1 – Accounts
To receive and consider the accounts for the year ended 31st December 2009 and the reports of the Directors and auditors thereon.

Resolution 2 – My Re-election
In accordance with the Articles of Association of the Company, I retire as a Director and, being eligible, offer myself for re-election.  I have been a Director of the Company since 2004 and was appointed Chairman of the Company on 1 January 2010.

Resolution 3 – Re-election of Mr. Thomas Lynch
In accordance with the Articles of Association of the Company, Mr. Thomas Lynch retires as a Director and, being eligible, offers himself for re-election.  Mr. Lynch has been a Director of the Company since 1994.  The Board considers Mr. Lynch to be independent despite having served as a non-executive Director for more than 9 years. In making this decision, the Board took into account that the Combined Code provides that a Director having more than 9 years of service is a relevant factor in deciding whether a Director is independent. However, despite having more than 9 years service, the Board is satisfied that Mr. Lynch is independent for the purposes of the Combined Code as he is independent in character and judgement and there are no relationships or circumstances which are likely to affect, or could appear to affect, his judgement as an independent non-executive Director.

Resolution 4 – Background Information regarding Proposed Re-Election of Mr Declan McKeon
On 19th April 2010, Mr. Declan McKeon was appointed to the Board of ICON p.l.c. as a non-executive Director.  Mr. McKeon was appointed unanimously by ICON’s Board of Directors and, in accordance with the Company’s Articles of Association, stands for re-election by ICON’s shareholders at the AGM.  Mr. McKeon was a partner in PricewaterhouseCoopers (“PwC”) from 1986 to 2007. His roles included leadership of the audit and business advisory team for PwC Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products. Mr. McKeon remains a consultant to PwC, is a non-executive Director of Ryanair Holdings p.l.c. and sits on the audit committee of the Royal College of Surgeons in Ireland. He holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Resolution 5 – Auditors
Resolution 5 proposes to authorise the Directors to fix the remuneration of the auditors.

Resolution 6 – General Authority to Allot Shares
Resolution 6 proposes to give the Directors a general authority under Section 20 of the Companies (Amendment) Act, 1983 until the next Annual General Meeting of the Company to allot shares up to an amount equal to the present authorised but unissued share capital of the Company. The Company requests this authority annually.

Resolution 7 - The Disapplication of Statutory Pre-Emption Rights
Resolution 7 will give the Directors power under Section 24 of the Companies (Amendment) Act, 1983 to allot shares for cash without first offering them to holders of Ordinary Shares pro-rata to their respective shareholdings.  Resolution 7 is conditional upon the passing of Resolution 6 and follows the established best practice of renewing such authority on an annual basis. The Company requests this authority annually.

Resolution 8 – Authorisation of Market Purchases of the Company’s Shares and Re-issue of Treasury Shares
Resolution 8 proposes to authorise the Company or any of its subsidiaries to purchase up to 10% of the Company’s shares on the market.  This authority will expire on the earlier of the date of the Annual General Meeting for 2011 or 18 months from the date of the passing of the Resolution.  The Directors do not have any current intention of exercising the Company’s authority to purchase its own shares and would only do so following careful consideration and at price levels which the Directors consider to be in the best interests of Shareholders generally.

Under the terms of Resolution 8, the minimum price which may be paid for any of the Company’s own shares is an amount equal to the nominal value of the shares and the maximum price which may be paid is up to an amount equal to 105% of the then average market price of the shares.

Resolution 8 also provides that where the Company shares have been purchased or redeemed and are held as Treasury Shares these shares may be re-issued off market at a maximum price of 120% of the Market Price (as defined in the Resolution) and the minimum price of 95% of the Market Price.  The determination of the re-issued price range will expire on the earlier of the date of the Annual General Meeting for 2011 or 18 months from the date of the passing of the Resolution.  Again this resolution is proposed annually.

Resolution 9 - Amendments to the Company’s Articles of Association
Resolution 9 proposes to make a number of changes to the Company’s Articles of Association in order to update them in line with current market practice, to take account of the provisions of the Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009, (which came into force in August 2009 and apply to the Company in respect of this AGM and all subsequent general meetings of the Company) and to make certain other technical amendments.  A summary of the changes is set out below:

a.
to clarify and extend the provisions in relation to the holding of board meetings by amending provisions in the Articles of Association which permit Directors to attend board meetings by telephone, video-conference or other electronic means;

b.	to allow for the fixing of the record date and time which shall determine the eligibility of Members to participate and vote at the AGM;

c.
to require that any request by a Member to table a draft resolution under section 133B(1)(b) of the Companies Act, 1963 must be received by the Company in hard copy form or in electronic form at least 14 Clear Days before the meeting to which it relates;

d.	to incorporate procedures for the appointment of proxies electronically, and to allow the Directors to implement procedures for shareholders voting electronically;

e.	to permit Members to appoint more than one proxy or corporate representative and, in doing so, to designate the shares which relate to such an appointment;

f.
to clarify the provisions in relation to the eligibility requirements for the appointment of Directors, and to make the provisions relating to the right to propose resolutions to appoint Directors at general meetings consistent with the other provisions of the Articles of Association of the Company relating to tabling resolutions at such meetings;

g.	to clarify and extend the provisions in relation to the service of notices and other documents; and

h.	to update legislative citations and cross-references.

A copy of the Articles of Association of the Company showing the amendments that will be made if Resolution 9 is adopted is available at www.iconplc.com and may also be inspected at the registered office of the Company.  A copy showing these amendments will be available for inspection at the AGM for a period of at least 15 minutes before and during the AGM.

Resolution 10 - Convening of an EGM on 14 Days Notice
In order to maintain the facility which, in common with other listed public companies, enables the Company to convene EGM’s to consider ordinary resolutions on 14 Clear Days' notice, the Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009 now require the Members of the Company to pass a special resolution at each AGM to provide for this. Accordingly, Resolution 10 proposes to maintain the existing authority in the Articles of Association of the Company which permit the Company to convene an EGM on 14 Clear Days notice in writing where the purpose of the EGM is to consider an ordinary resolution.

FURTHER ACTION
A Form of Proxy for use at the AGM is attached.  You are requested to complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person.  To be valid the Form of Proxy must be deposited as follows:

•
Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR depositary, The Bank of New York Mellon, no later than close of business on Friday 9th July 2010. Details of how registered holders of American Depositary Shares can vote by telephone or over the Internet are provided on the separate proxy form provided to them by The Bank of New York Mellon.

•	Proxies representing registered holders of Ordinary Shares must be received by the registrar, Computershare Investor Services (Ireland) Limited, no later than 12 noon on Thursday 15th July 2010.

Alternatively, Ordinary Shareholders may register their proxy appointment and voting instructions electronically or vote electronically via the Internet – please see pages 9 and 10 of this Document and your Form of Proxy for details of these options. The completion and lodging of the Form of Proxy will not prevent you from attending and voting in person at the meeting should you so wish.

RECOMMENDATION
Your Board believes that the Resolutions to be proposed at the AGM are in the best interests of the Company and its Shareholders as a whole.  Accordingly, your Directors unanimously recommend that you vote in favour of the Resolutions as they intend to do so themselves in respect of all the Ordinary Shares held or beneficially owned by them amounting in total to 2,038,940 Ordinary Shares on 31st May 2010, representing approximately 3.4% of the issued ordinary share capital of the Company.

Yours sincerely,

/s/ Bruce Given
Dr. Bruce Given,
Chairman
ICON p.l.c.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of ICON p.l.c. (“the Company”) will be held at ICON p.l.c. Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 19th July 2010 at 8.30 a.m.

ORDINARY BUSINESS

1.	To receive and consider the accounts for the year ended 31st December 2009 and the reports of the Directors and auditors thereon.

2.	To re-elect Dr. Bruce Given who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

3.	To re-elect Mr. Thomas Lynch who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

4.	To re-elect Mr. Declan McKeon who, having been appointed as a Director, retires in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

5.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

As special resolutions:

6.
“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount not exceeding the present authorised unissued capital of the Company; provided that this authority shall expire at the conclusion of the next annual general meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

7.
“That, subject to the passing of Resolution 6, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act) as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment; provided that this exclusion of the applicability of Section 23(1) of the Companies (Amendment) Act, 1983 shall expire at the conclusion of the next annual general meeting of the Company save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

8.
“That subject to and for the purposes of the Companies Act, 1990, the Company and/or any of its subsidiaries be and are hereby generally authorised to make market purchases of Shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine, but so that:

(1)
the maximum number of shares authorised to be purchased under this resolution shall be such number of shares whose aggregate nominal value shall not exceed 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(2)	the minimum price which may be paid for any share is an amount equal to its nominal value; and

(3)	the maximum price which may be paid for any share is an amount equal to 105 per cent of the Market Price (as hereafter defined) on the day of purchase and the price range within which any shares purchased or redeemed and held as treasury shares, within the meaning of Section 209 of the Companies Act, 1990, may be re-issued off-market is from 95 to 120 per cent of the Market Price on the day of re-issue.

For the purpose of this resolution:

the Market Price of any shares on a particular day means the higher of:

(1)	the average middle market price (if there is one) derived from the List (as hereafter defined); and

(2)	the average Current Price (as hereafter defined) on the immediately preceding five business days;

the Current Price on a particular day means the closing quotation price as published in the List or (for a day on which there was no dealing in such shares on the Stock Exchange) the mid-point between the high and low market guide prices as published in the List or (if there is only one such market guide price published) the market guide price so published whether it is the high or the low market guide price;

the List means the Irish Stock Exchange Daily Official List; and

the Stock Exchange means The Irish Stock Exchange Limited.

The authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or (if earlier) on the 19th January 2012, unless previously varied, revoked or renewed. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority hereby conferred had not expired.”

9.
“That the Articles of Association be and are hereby replaced by the form of Articles of Association which have been signed for identification by the Chairman of the meeting and which were available for inspection on the Company’s website and at the registered office of the Company since the date of this notice.’

10.	“That a general meeting of the Company, other than an annual general meeting or a meeting for the passing of a special resolution, may be called on not less than 14 Clear Days' notice”

By Order of the Board.

Ciaran Murray
Secretary
Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

16th June 2010